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                                                                     EXHIBIT 2.5


                         UNITED STATES BANKRUPTCY COURT
                           SOUTHERN DISTRICT OF TEXAS
                                HOUSTON DIVISION


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                                                    :
In re:                                              :   Chapter 11
                                                    :
STERLING CHEMICALS HOLDINGS,                        :   Case No. 01-37805-H4-11
  INC., et al.,                                     :
        -- ---                                      :
                                                    :
                              Debtors.              :   Jointly Administered
                                                    x
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               ORDER CONFIRMING JOINT PLAN OF REORGANIZATION UNDER
                   CHAPTER 11, TITLE 11, UNITED STATES CODE OF
         STERLING CHEMICALS HOLDINGS, INC., ET AL., DEBTORS, AS MODIFIED


                         (JOINT PLAN AT DOCKET NO. 1377)


                A HEARING HAVING BEEN HELD BEFORE THE COURT on November 20, 2002 (the "Confirmation Hearing"), to consider confirmation of the Joint Plan of Reorganization Under Chapter 11, Title 11, United States Code of Sterling Chemicals Holdings, Inc., et al., Debtors, dated October 14, 2002 (the "Plan"), proposed by Sterling Chemicals Holdings, Inc. and its affiliates in the above-captioned jointly administered case (the "Debtors" or the "Reorganized Debtors," depending on the context);

                IT APPEARING TO THE COURT that the Plan is supported by the official committee of the Debtors' unsecured creditors (the "Creditors Committee"), an ad hoc committee of holders of the Debtors' 12-3/8% senior secured notes (the "Unofficial Secured Noteholders Committee") and Resurgence Asset Management, L.L.C. ("Resurgence") as the Debtors' single largest unsecured creditor and, with certain affiliate clients accounts, the proposed investor under the Plan (the "Investor");

                IT FURTHER APPEARING TO THE COURT that the Disclosure Statement with Respect to Joint Plan of Reorganization Under Chapter 11, Title 11, United States Code of


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Sterling Chemicals Holdings, Inc., et al., Debtors (the "Disclosure Statement")
has been previously approved by the Court, pursuant to the Order (a) Approving Disclosure Statement, (b) Determining Dates, Procedures and Forms Applicable to Solicitation Process, (c) Establishing Vote Tabulation Procedures and (d) Scheduling Hearing to Confirmation of Plan, dated October 11, 2002 (the "Solicitation Order");

                IT FURTHER APPEARING TO THE COURT that, among other things in addition to approving the Disclosure Statement, the Solicitation Order prescribed (a) the form and manner for providing notice of the Confirmation Hearing and the deadline for filing objections to the Plan to all parties in interest; (b) the form of materials to be used and the procedures to be followed in soliciting votes from creditors entitled to vote on the Plan; and (c) certain guidelines to be following in tabulating the votes cast on the Plan;

                IT FURTHER APPEARING TO THE COURT that the Debtors were required to conduct an alternative plan process in conjunction with the approval of the Disclosure Statement and the commencement of solicitation with respect to the Plan, in accordance with the procedures and on the timeframe prescribed in the Disclosure Statement (the "Alternative Plan Process"), the outcome of which was disclosed to all parties in interest, including voting creditors, pursuant to the mailing of the Notice of (1) Outcome of Alternative Plan Process, (2) Updated Procedures for Sale of Pulp Chemicals Business, and (3) Distribution of Rights Offering Subscription Forms, dated November 1, 2002 (the "Disclosure Update Notice");

                IT FURTHER APPEARING TO THE COURT that the Debtors have commenced the Rights Offering (as defined in the Plan) provided for in the Plan and described in the Disclosure Statement, subject to the procedures approved in the Order (a) Setting Rights Offering Record Date, (b) Approving Rights Offering Subscription Forms, (c) Approving



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Certain Procedures Relating to Rights Offering and (c) Approving Establishment
of Segregated Bank Account, dated October 31, 2002 (the "Rights Offering Procedures Order");

                IT FURTHER APPEARING TO THE COURT that the Plan provides for the sale of the Debtors' pulp chemicals business and, in connection therewith, the Debtors have filed a Motion Pursuant to 11 U.S.C. Sections 105(a), 363(b), 365(a), (b) and (f), 503(b), 507(a), 1123, 1129, 1141(c) and 1146(c) and Fed. R.
Bankr. P. 6004 and 6006 for Orders (I) Approving Termination Fee and Expense Reimbursement Provision of Asset and Stock Purchase Agreement and (II) (a) Authorizing (i) Assumption and Assignment of Executory Contracts and Unexpired Leases and Fixing Cure Amounts and (ii) Rejection of Intercompany Contracts and
(b) Approving Sale Provisions of Debtors' Plan of Reorganization, dated November 13, 2002 (the "Sale Motion");

                IT FURTHER APPEARING TO THE COURT that the Debtors have filed with the Court a Plan Supplement Pursuant to Section 12.15 of Joint Plan of Reorganization Under Chapter 11, Title 11, United States Code of Sterling Chemicals Holdings, Inc., et al., Debtors, dated November 13, 2002 (the "Plan Supplement"), submitting therein the forms of certain documents necessary to implement the Plan, including the final Investment Agreement and Purchase Agreement each as executed between the parties and nonbinding drafts (subject to review and revision by the Debtors, the Investor, the Creditors Committee and the Unofficial Secured Noteholders Committee) of the Certificate of Incorporation of Reorganized Sterling Chemicals, the Bylaws of Reorganized Sterling Chemicals, the New Credit Agreement, the Merger Agreement, the SCI Management Incentive Plan, the Purchase Agreement, the New Indentures, the New SCI Warrants, the Registration Rights Agreement, the Tag Along Agreement, the Fibers Buyout Agreement, and the Investment Agreement (each as described or defined in the Plan) (collectively, the "Plan Documents");



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                IT FURTHER APPEARING TO THE COURT that the Debtors have filed with the Court a Notice of Designation of Board Members Pursuant to Section 6.11 of Joint Plan of Reorganization Under Chapter 11, Title 11, United States Code of Sterling Chemicals Holdings, Inc., et al., Debtors, dated November 15, 2002 (the "Director Designation"), disclosing therein the identity of the new board of directors of Sterling Chemicals, Inc. as reorganized ("Reorganized Sterling Chemicals");

                IT FURTHER APPEARING TO THE COURT that the Debtors have proposed certain modifications to the Plan as set forth in a First Modification to Joint Plan of Reorganization Under Chapter 11, Title 11, United States Code of Sterling Chemicals Holdings, Inc., et al., Debtors, dated November 18, 2002 (the "First Modification");

                IT FURTHER APPEARING TO THE COURT that the deadline for filing objections to the Plan has passed and that the only objections to confirmation of the Plan were filed by Oglethorpe Power Corporation and Colquitt Electric Membership Corporation ("Oglethorpe and Colquitt"), parties to an executory contract that is proposed to be assumed and assigned under the Sale Motion, and two holders of equity interests;

                IT FURTHER APPEARING TO THE COURT that the deadline for casting ballots to accept or reject the Plan has passed and that Logan & Company, Inc. acting as voting agent pursuant to the Solicitation Order has filed herein the Affidavit of Kathleen M. Logan Certifying Voting on and Tabulation of Ballots Accepting and Rejecting the Joint Plan of Reorganization Under Chapter 11, Title 11, United States Code of Sterling Chemicals Holdings, Inc., et al., Debtors (the "Logan Affidavit");

                IT FURTHER APPEARING TO THE COURT that the Debtors, with the support of the Creditors Committee, the Unofficial Secured Noteholders Committee and Resurgence, have presented testimony, evidence and argument of counsel in support of confirmation of the



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Plan, and that additional testimony, evidence or argument of counsel has been presented by other parties in interest, including Oglethorpe and Colquitt;

                NOW, THEREFORE, based upon the Court's review of the (a) Disclosure Statement, (b) the Plan, (c) all of the evidence proffered or adduced at, filings in connection with, and arguments of counsel made at, the Confirmation Hearing and (d) the entire record of these chapter 11 cases; and after due deliberation thereon and good cause appearing therefor,

                IT IS HEREBY FOUND AND DETERMINED THAT:(2)

                A. Jurisdiction; Venue; Core Proceeding. The Court has jurisdiction over the Debtors' chapter 11 cases pursuant to 28 U.S.C. Sections 157 and 1334. Venue is proper pursuant to 28 U.S.C. Sections 1408 and 1409. Confirmation of the Plan is a core proceeding pursuant to 28 U.S.C. Section 157(b)(2)(L) over which the Court has exclusive jurisdiction.

                B. Judicial Notice. The Court takes judicial notice of the docket of the Debtors' chapter 11 cases maintained by the Clerk of the Court and/or its duly-appointed agent, including, without limitation, all pleadings and other documents filed with, all orders entered by, and evidence and argument made, proffered or adduced at the hearings held before the Court during the pendency of the chapter 11 cases.

                C. Transmittal and Mailing of Solicitation Materials and Notices. The solicitation materials and notices prescribed by the Solicitation Order were served in compliance with the Solicitation Order, and such service were adequate and sufficient. Supplemental notice of the Confirmation Hearing was provided by publication as required by the Solicitation Order. Adequate and sufficient notice of the Confirmation Hearing and the other deadlines and matters required to be noticed pursuant to the Solicitation Order was given in compliance with the


----------------
(2) Pursuant to Fed. R. Bankr. P. 7052, findings of fact shall be construed as conclusions of law and conclusions of law shall be construed as findings of fact when appropriate.


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Bankruptcy Rules and the Solicitation Order, and no other or further notice is or shall be required.

                D. Adequacy of Solicitation Procedures. All procedures used to distribute the solicitation materials to the appropriate creditors entitled to vote on the Plan and to tabulate the ballots returned by creditors were fair and were conducted in accordance with the applicable provisions of the Bankruptcy Code, the Bankruptcy Rules and the Solicitation Order. Votes for acceptance or rejection of the Plan were solicited and cast in good faith and in compliance with 11 U.S.C. Sections 1125 and 1126 and Fed. R. Bankr. P. 3017 and 3018.

                E. Good Faith Solicitation (11 U.S.C. Section 1125(e)). Based on the record before the Court in these chapter 11 cases, the Debtors, the Creditors Committee, the Unofficial Secured Noteholders Committee and the Investor, and each of their respective directors, officers, employees, members, agents, advisors, accountants, financial advisors, consultants, attorneys, and other representatives, have acted in good faith within the meaning of 11 U.S.C.
Section 1125(e) in compliance with the applicable provisions of the Bankruptcy Code and Bankruptcy Rules in connection with all of their respective activities relating to the solicitation of acceptances of the Plan and their participation in the activities described in 11 U.S.C. Section 1125, and are entitled to the protections afforded by 11 U.S.C. Section 1125(e) and, to the extent applicable, the exculpation and injunctive provisions set forth in Section 12.12 of the Plan.

                F. Impaired Classes that have Voted to Accept the Plan. As evidenced by the Logan Affidavit, which certified both the method and results of the voting, (i) Classes 4, 5, 6, 7, 8 and 9 are each impaired, (ii) pursuant to
Section 5.1 of the Plan, Classes 7, 8 and 9 are aggregated for purposes of voting on and calculating acceptance or rejection of the Plan, and (iii) all impaired voting Classes have voted to accept the Plan pursuant to the requirements of 11



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U.S.C. Sections 1124 and 1126. Thus, at least one impaired Class of Claims has voted to accept the Plan.

                G. Classes Deemed to have Accepted or Rejected the Plan. Classes 1, 2, 3 and 14 are not impaired under the Plan and are deemed to have accepted the Plan pursuant to 11 U.S.C. Section 1126(f). Classes 10, 11, 12, 13 and 15 will receive no distribution under the Plan and are deemed to have rejected the Plan pursuant to 11 U.S.C. Section 1126(g).

                H. Compromises and Settlements Embodied in Plan. The Plan represents a compromise and settlement agreed to among the Debtors, the Creditors Committee, the Unofficial Secured Noteholders Committee and Resurgence, each on behalf of their respective constituencies, as to a myriad of significant and complex issues in dispute in the chapter 11 cases, including the issues detailed in Section 2.1 of the Plan. In the absence of the compromises and settlements reached by the parties and embodied in the Plan, the Debtors' emergence from chapter 11 would be significantly delayed by time-consuming and expensive litigation, the outcome of which could impair the ability of the Debtors to successfully reorganize and prejudice the recovery rights of all creditors. The terms and provisions of the Plan that reflect the compromises and settlements do not discriminate unfairly, and are fair and equitable and within the bounds of reasonableness, with respect to each class of claims and interests treated under the Plan. Oglethorpe and Colquitt are not prejudiced by the treatment of guaranty obligations that results from the compromises and settlements as their claims are proposed to be paid in full as a result of the assumption and assignment of their executory contract and, in any event, they have not established that they would receive a greater recovery on their claims in the absence of the compromises and settlements.

                I. Equity Investment under Plan. The reorganization of the Debtors' petrochemical business requires support from an equity investor. Beginning in December 2001,



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the Debtors, with the assistance of their financial advisor, engaged in a comprehensive effort to market their petrochemicals business to potential equity investors. That effort was later supplemented by the Creditors Committee, working through its financial advisor. Notwithstanding such efforts, as of September 13, 2002, no serious expressions of interest were received, other than from the Investor, whose offer is incorporated in the Plan in the form of the Committed Preferred Shares Investment (as defined in the Plan) and the Committed Common Shares Investment (as defined in the Plan). After September 13, 2002, two different groups, consisting of Phoenix Acquisition Corporation ("Phoenix") and the team of Mariner Investment Group, Inc. and Trilogy Capital LLC ("Mariner/Trilogy"), announced an interest in making an offer to fund the Debtors' reorganization in competition with the offer from the Investor. In response thereto, the Court approved the Alternative Plan Process, pursuant to which interested parties would be permitted an opportunity to conduct due diligence and to make an alternative plan proposal. The Debtors cooperated fully with the due diligence investigations by Phoenix and Mariner/Trilogy. At the conclusion of the Alternative Plan Process, as stated in the Disclosure Update Notice, neither Phoenix nor Mariner/Trilogy came forward with an alternative plan proposal or made any objection to the continuation of proceedings to confirm the Plan. The unsuccessful efforts of the Debtors and the Creditors Committee to locate potential equity investors in the petrochemicals business, as well as the decision by Phoenix and Mariner/Trilogy to decline to make an alternative plan proposal evidences that the equity investment offer from the Investor represents the highest and best offer that is available. The equity investment proposed in the Plan, consisting of the Committed Preferred Shares Investment and the Committed Common Shares Investment to be made by the Investor in accordance with the Investment Agreement, is in the best interests of the Debtors' estates and creditors and should be approved.



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                J.      Sale of Pulp Chemicals Business. The Plan provides for
the sale of the Debtors' pulp chemical business to a third party purchaser, contingent on obtaining net sale proceeds of at least $300 million. To implement the proposed sale, the Debtors, through their financial advisors, engaged in an extensive marketing effort to locate all qualified potential purchasers and then conducted a fair and structured bidding process that included first round due diligence, an initial bid deadline, second round access to complete data rooms, management presentations and site visits, and a final bid deadline. As set forth in the Disclosure Update Notice, the Debtors initially contemplated a stalking horse auction process, but they determined, in consultation with the Creditors Committee, the Unofficial Secured Noteholders Committee and Resurgence, that the highest and best bid for their pulp chemicals business was more likely to be obtained through a sealed bid process. At the conclusion of the sealed bid process, Superior Propane Inc. was determined to have made the highest and best bid. The Debtors' marketing and bidding processes were fairly and properly conducted and resulted in a highly favorable offer for the pulp chemicals business. The proposed transaction between the Debtors and Superior Propane Inc. is reflected in the Purchase Agreement included in the Plan Supplement. The transaction is in the best interest of the Debtors' estates and creditors and should be approved.

                K. Ancillary Order Approving Sale Motion. The Sale Motion seeks supplemental relief in connection with the sale of the pulp chemicals business to Superior Propane Inc. pursuant to the Purchase Agreement. The Court has determined to grant such supplemental relief pursuant to a separate Ancillary Order Approving Sale of Pulp Chemicals Business Pursuant to Joint Plan of Reorganization Under Chapter 11, Title 11, United States Code of Sterling Chemicals Holdings, Inc., et al., Debtors, as Modified and Pursuant to Motion Pursuant to 11 U.S.C. Sections 105(a), 363(b), 365(a), (b) and (f), 503(b),
507(a), 1123, 1129, 1141(c)



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and 1146(c) and Fed. R. Bankr. P. 6004 and 6006 for Orders (I) Approving
Termination Fee and Expense Reimbursement Provision of Asset and Stock Purchase Agreement and (II) (a) Authorizing (i) Assumption and Assignment of Executory Contracts and Unexpired Leases and Fixing Cure Amounts and (ii) Rejection of Intercompany Contracts and (b) Approving Sale Provisions of Debtors' Plan of Reorganization, of even date herewith (the "Ancillary Sale Order"). The findings of fact, conclusions of law and decrees contained in the Ancillary Sale Order are incorporated herein by reference to the extent necessary to support the confirmation of the Plan pursuant hereto.

                L. Transfer of Acrylic Fibers Business. The Plan provides for the disposition of the Debtors' acrylic fibers business through a buyout arrangement with certain local managers and employees of that business in Santa Rosa County, Florida, pursuant to the terms of the Fibers Buyout Agreement included in the Plan Supplement. The transaction proposed is reasonable in view of the unprofitability of the acrylic fibers business, the historic and projected losses of the business, certain changes in the acrylic fibers product market that impact the future profitability of the business, certain environmental issues at the acrylic fibers facility that dictate against closure of the facility, and the lack of interest from potential third party acquirors or merger partners. The transaction to be effected pursuant to the terms and provisions of the Fibers Buyer Agreement is the best interest of the Debtors' estates and creditors and should be approved.

                M. Exit Financing under Plan. The Plan contemplates that the Debtors will obtain exit financing pursuant to the terms of a New Credit Agreement to be entered into with a third party lender. The Debtors have received a commitment for such financing from The CIT Group/Business Credit, Inc. (the "Exit Financing Commitment"), and are proceeding to negotiate the terms and provisions of the New Credit Agreement consistent with the terms of the Exit Financing Commitment. The decision to accept the Exit Financing Commitment is the result of



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an extensive effort by the Debtors and their financial advisor to market the proposed financing to potential lenders, including the distribution of a marketing brochure and the solicitation of indications of interest. That process produced five offers of financing, from which two commitment letters resulted. As between the two commitment letters, the Debtors selected the Exit Financing Commitment as the more favorable offer. The Debtors' entry into the New Credit Agreement consistent with the Exit Financing Commitment is in the best interest of the Debtors' estates and creditors and should be approved.

                N. Plan Compliance with Bankruptcy Code (11 U.S.C. Section 1129(a)(1)). The Plan complies with the applicable provisions of the Bankruptcy Code, thereby satisfying 11 U.S.C. Section 1129(a)(1).

                (i) Proper Classification (11 U.S.C. Sections 1122, 1123(a)(1)). In addition to Administrative Claims and Priority Tax Claims (each as defined in the Plan), which need not be classified, the Plan designates fifteen classes of claims and equity interests. The claims and interests placed in each class are substantially similar to other claims and interests, as the case may be, in each such class. Valid business, factual and legal reasons exist for separately classifying the various classes of claims and interests created under the Plan, and such classes do not unfairly discriminate among holders of claims and interests. Thus, the Plan satisfies 11 U.S.C. Sections 1122 and 1123(a)(1).

                (ii) Specify Unimpaired Classes (11 U.S.C. Section 1123(a)(2)). Section 5.3 of the Plan specifies that Classes 1, 2, 3 and 14 are unimpaired under the Plan, thereby satisfying 11 U.S.C. Section 1123(a)(2).

                (iii) Specify Treatment of Impaired Classes (11 U.S.C. Section 1123(a)(3)). Sections 3.3 and 3.5 of the Plan designate Classes 4, 5, 6, 7, 8, 9, 10, 11, 12, 13 and 15 as impaired and Sections 4.3 and 4.5 specify the treatment of claims and equity interests in those classes, thereby satisfying 11 U.S.C. Section 1123(a)(3).

                (iv) No Discrimination (11 U.S.C. Section 1123(a)(4)). The Plan provides for the same treatment by the Debtors for each claim or equity interest in each respective class unless the holder of a particular claim or interest has agreed to a less favorable treatment of such Claim or Interest, thereby satisfying 11 U.S.C. Section 1123(a)(4).

                (v) Implementation of Plan (11 U.S.C. Section 1123(a)(5)). The Plan provides adequate and proper means for its implementation, thereby satisfying 11 U.S.C. Section 1123(a)(5).



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                (vi)    Non-Voting Equity Securities (11 U.S.C. Section
        1123(a)(6)). Section 6.3 of the Plan provides that the certificate or articles of incorporation and bylaws of each of the Debtors shall be amended to provide for the inclusion of provisions prohibiting the issuance of nonvoting equity securities, subject to further amendment of such bylaws and certificates of incorporation or other organization documents as permitted by applicable law. Thus, the requirements of 11 U.S.C. Section 1123(a)(6) are satisfied.

                (vi) Selection of Officers and Directors (11 U.S.C. Section 1123(a)(7)). By filing the Director Designation, the Debtors properly and adequately disclosed the identity and affiliations of all individuals or entities proposed to serve on or after the Effective Date (as defined in the Plan) as officers or directors of the Reorganized Debtors and the manner of selection and appointment of such individuals or entities is consistent with the interests of holders of claims and equity interests and with public policy and, accordingly satisfies the requirements of 11 U.S.C. Section 1123(a)(7).

                (viii) Additional Plan Provisions (11 U.S.C. Section 1123(b)). The Plan's provisions are appropriate and not inconsistent with the applicable provisions of the Bankruptcy Code.

                O. Compliance with Fed. R. Bankr. P. 3016. The Plan is dated and identifies the entities submitting it, thereby satisfying Fed. R. Bankr. P. 3016(a). The filing of the Disclosure Statement with the Court satisfies Fed. R. Bankr. P. 3016(b).

                P. Compliance with Fed. R. Bankr. P. 3017. The Debtors have given notice of the Confirmation Hearing as required by Fed. R. Bankr. P. 3017(d) and the Solicitation Order. The solicitation materials prescribed by the Solicitation Order were transmitted to the creditors entitled to vote on the Plan in accordance with Fed. R. Bankr. P. 3017(d) and, with respect to beneficial holders in Classes 5, 6 and 8, pursuant to Fed. R. Bankr. P. 3017(e).

                Q. Compliance with Fed. R. Bankr. P. 3018. The solicitation of votes to accept or reject the Plan satisfies Fed. R. Bankr. P. 3018. The Plan was transmitted to all creditors entitled to vote on the Plan, sufficient time was prescribed for such creditors to accept or reject the Plan, and the solicitation materials used and solicitation procedures followed comply with 11 U.S.C. Section 1126, thereby satisfying the requirements of Fed. R. Bankr. P. 3018.



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                R.      Debtors' Compliance with Bankruptcy Code (11 U.S.C.
Section 1129(a)(2)). The Debtors have complied with the applicable provisions of the Bankruptcy Code, thereby satisfying 11 U.S.C. Section 1129(a)(2).

                S. Plan Proposed in Good Faith (11 U.S.C. Section 1129(a)(3)). The Debtors have proposed the Plan in good faith and not by any means forbidden by law, thereby satisfying 11 U.S.C. Section 1129(a)(3). In determining that the Plan has been proposed in good faith, the Court has examined the totality of the circumstances surrounding the formulation of the Plan. The Debtors filed their chapter 11 cases and proposed the Plan with legitimate and honest purposes including, among other things, (i) the reorganization of the Debtors' businesses, (ii) the preservation and maximization of the Debtors' business enterprise values through a reorganization under chapter 11, (iii) restructuring of the Debtors' capital structure, (iv) maximization of the recovery to creditors under the circumstances of these cases, and (v) preserving jobs of the Debtors' employees in connection with the Debtors' continuing operations. Furthermore, the Plan reflects and is the result of arms'-length negotiations among the Debtors, the Creditors Committee, the Unofficial Secured Noteholders Committee and Resurgence and reflects the best interests of the Debtors' estates, creditors, and equity holders.

                T.      Payments for Services or Costs and Expenses (11 U.S.C.
Section 1129(a)(4)). All payments made or to be made by the Debtors or by a person issuing securities or acquiring property under the Plan, for services or for costs and expenses in or in connection with the chapter 11 cases, or in connection with the Plan and incident to the chapter 11 cases, have been approved by, or are subject to the approval of, the Court as reasonable, thereby satisfying 11 U.S.C. Section 1129(a)(4).

                U. Directors, Officers and Insiders (11 U.S.C. Section 1129(a)(5)). The Debtors have complied with 11 U.S.C. Section 1129(a)(5). The identity and affiliations of the persons that will



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serve as initial directors or officers of the Reorganized Debtors after confirmation of the Plan have been fully disclosed in the Disclosure Statement and the Director Designation. The appointment to, or continuance in, such offices of such persons is consistent with the interests of holders of claims against and interests in the Debtors and with public policy. The identity of any insider that will be employed or retained by the Reorganized Debtors and the nature of such insider's compensation have also been fully disclosed, to the extent applicable.

                V. No Rate Changes (11 U.S.C. Section 1129(a)(6)). There is no regulatory commission having jurisdiction after confirmation of the Plan over the rates of Debtors and no rate change provided for in the Plan requiring approval of any such commission. Therefore, 11 U.S.C. Section 1129(a)(6) is not applicable.

                W. Best Interests of Creditors (11 U.S.C. Section 1129(a)(7)). The Plan satisfies 11 U.S.C. Section 1129(a)(7). The liquidation analysis attached as Exhibit G to the Disclosure Statement and other evidence proffered or adduced at the Confirmation Hearing (i) are persuasive and credible, (ii) have not been controverted by other evidence, and (iii) establish that each holder of an impaired claim or equity interest either has accepted the Plan or will receive or retain under the Plan, on account of such claim or interest, property of a value, as of the Effective Date, that is not less than the amount that such holder would receive or retain if the Debtors were liquidated under chapter 7 of the Bankruptcy Code on such date.

                X. Deemed Acceptance or Rejection by Certain Classes (11 U.S.C. Section 1129(a)(8)). Class 1, 2, 3 and 14 are classes of unimpaired claims and equity interests that are conclusively presumed to have accepted the Plan under 11 U.S.C. Section 1126(f). Classes 4, 5, 6, 7, 8 and 9 have voted to accept the Plan in accordance with 11 U.S.C. Sections 1126(c) and (d). Classes 10, 11, 12, 13 and 15 are not entitled to receive or retain any property under the Plan and, therefore, are deemed to have rejected the Plan pursuant to 11 U.S.C. Section 1126(g). Although 11



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U.S.C. Section 1129(a)(8) has not been satisfied with respect to Classes 10, 11,
12, 13 and 15, the Plan is confirmable because the Plan satisfies 11 U.S.C.
Section 1129(b) with respect to those classes of claims and interests, as set forth in Paragraph DD below.

                Y. Treatment of Administrative, Priority and Tax Claims (11 U.S.C. Section 1129(a)(9)). The treatment of Administrative Claims, Priority Tax Claims and Other Priority Claims (as defined in the Plan) pursuant to Sections 4.1(a), 4.1( b), 4.1(c) and 4.2(a) of the Plan satisfies the requirements of 11 U.S.C. Sections 1129(a)(9)(A), (B) and (C).

                Z. Acceptance by Impaired Class (11 U.S.C. Section 1129(a)(10)). Classes 4, 5, 6, 7, 8 and 9 are impaired classes of claims that voted to accept the Plan, and, to the Debtors' knowledge, do not contain insiders whose votes have been counted. Therefore, the requirement of 11 U.S.C.
Section 1129(a)(10) that at least one class of claims against or equity interests in the Debtors that is impaired under the Plan has accepted the Plan, determined without including any acceptance of the Plan by any insider, has been satisfied.

                AA.     Feasibility (11 U.S.C. Section 1129(a)(11)). The
projections set forth in the Disclosure Statement and other evidence proffered or adduced by the Debtors at the Confirmation Hearing with respect to feasibility (i) are persuasive and credible, (ii) have not been controverted by other evidence or challenged in any objection, and (iii) establish that confirmation of the Plan is not likely to be followed by the liquidation, or the need for further financial reorganization, of the Reorganized Debtors, thus satisfying the requirements of 11 U.S.C. Section 1129(a)(11).

                BB.     Payment of Fees (11 U.S.C. Section 1129(a)(12)). All
fees payable under 28 U.S.C. Section 1930 on or before the Effective Date, as determined by the Court, have been paid or will be paid on the Effective Date pursuant to Section 12.3 of the Plan, thus satisfying the requirements of 11 U.S.C. Section 1129(a)(12).

                CC.     Continuation of Retiree Benefits (11 U.S.C. Section
1129(a)(13)). Any retiree benefits within the meaning of 11 U.S.C. Section 1114 will be treated as executory contracts and assumed pursuant to Section 7.5 of the Plan. Thus, the requirements of 11 U.S.C. Section 1129(a)(13) are satisfied.

                DD.     Fair and Equitable; No Unfair Discrimination (11 U.S.C.
Section 1129(b)). Classes 10, 11, 12, 13 and 15 are impaired classes of claims and equity interests that are deemed to have rejected the Plan pursuant to 11 U.S.C. Section 1126(g) because the holders of such claims and interests will not receive or retain any property under the Plan on account of such claims and interests. The Plan does not discriminate unfairly and is fair and equitable with respect to Classes 10, 11, 12, 13 and 15 as required by 11 U.S.C. Section 1129(b)(1). Thus, the Plan may be confirmed notwithstanding the Debtors' failure to satisfy 11 U.S.C. Section 1129(a)(8). Upon confirmation and the occurrence of the Effective Date, the Plan shall be binding upon the members of Classes 10, 11, 12, 13 and 15.

                EE.     Principal Purpose (11 U.S.C. Section 1129(d)). The
principal purpose of the Plan is neither the avoidance of taxes nor the avoidance of section 5 of the Securities Act of 1933, and no governmental unit has objected to the confirmation of the Plan on any such grounds. The Plan therefore satisfies the requirements of 11 U.S.C. Section 1129(d).

                FF.     Plan Modifications. The modifications to the Plan set
forth in the First Modification do not materially or adversely affect or change the treatment of any holder of a Claim who has not accepted in writing the modifications. Accordingly, pursuant to Fed. R. Bankr. P. 3019, such modifications do not require additional disclosure under 11 U.S.C. Section 1125 or resolicitation of acceptances or rejections under 11 U.S.C. Section 1126, nor do they require that holders of claims be afforded an opportunity to change previously cast acceptances or rejections of the Plan. Disclosure of the modifications on the record at the Confirmation Hearing constitutes due and sufficient notice thereof under the circumstances of the chapter 11 cases. The change in the sale process described in Paragraph J did not constitute a modification to the Plan and, to the extent notice thereof was required, the Debtors provided timely notice to all parties in interest, including voting creditors, pursuant to the Disclosure Update Notice.

                GG.     No Objection to Disposition of Contracts and Leases. No
party to an executory contract or unexpired lease to be assumed or rejected by the Debtors pursuant to Article VII of the Plan has objected to the assumption or rejection thereof; provided however that the issues relating to assumption or rejection of the Monsanto contract have been scheduled for hearing before the Court beginning on January 29, 2003.

                HH.     No Liquidation. Because the Plan does not provide for
the liquidation of all or substantially all of the property of the Debtors' estates and the Reorganized Debtors will engage in businesses following consummation of the Plan, 11 U.S.C. Section 1141(d)(3) is not applicable.

                II. Burden of Proof. The Debtors, as proponents of the Plan, have met their burden of proving the elements of 11 U.S.C. Sections 1129(a) and
(b) by a preponderance of the evidence.

                JJ.     Satisfaction of Confirmation Requirements. The Plan
satisfies the requirements for confirmation set forth in 11 U.S.C. Section 1129. The Debtors, the Creditors Committee, the Unofficial Secured Noteholders Committee and the Investor have represented to the Court that the conditions precedent to confirmation set forth in Section 10.10 of the Plan have either been satisfied or waived.

                IT IS HEREBY ORDERED, ADJUDGED AND DECREED THAT:

                1. Objections. All objections that have not been withdrawn, resolved, waived or settled, and all reservations of rights pertaining to confirmation of the Plan included therein, including the objection of Oglethorpe and Colquitt, are overruled on the merits.

                2. Approval of Plan Modifications. The modifications set forth in the First Modification are approved. The Plan as modified by the First Modification shall constitute the Plan and all references herein to the Plan shall mean the Plan as so modified.

                3. Confirmation of Plan. The Plan is approved and confirmed under 11 U.S.C. Section 1129.

                4. Incorporation of Terms and Provisions of Plan. The terms and provisions of the Plan are incorporated by reference into and are an integral part of this Confirmation Order. Each term and provision of the Plan is valid, binding and enforceable as though fully set forth herein. The provisions of the Plan and this Confirmation Order, including the findings of fact and conclusions of law set forth herein, are non-severable and mutually dependent. The failure specifically to include or reference any particular term or provision of the Plan in this Confirmation Order shall not diminish or impair the effectiveness of such term and provision, it being the intent of the Court that the Plan be confirmed in its entirety.

                5. Binding Effect. Effective on the Effective Date, and except as expressly provided in this Confirmation Order, the Plan and its provisions shall be binding upon the Debtors, the Reorganized Debtors, any entity acquiring or receiving property or a distribution under the Plan and any holder of a claim against or equity interest in the Debtors, including all governmental entities, whether or not the claim or interest of such holder is impaired under the Plan and whether or not such holder or entity has accepted the Plan. Pursuant to 11 U.S.C. Sections 1123(a) and 1142(a) and the provisions of this Confirmation Order, the Plan, and all Plan related documents shall apply and be enforceable notwithstanding any otherwise applicable non-bankruptcy law.

                6. Approval of Compromises and Settlements Embodied in Plan. The compromises and settlements of the issues described in Section 2.1 of the Plan, and the terms and provisions of the Plan reflecting such compromises and settlements, including without limitation Section 2.2 of the Plan, are approved.

                7. Approval of Equity Investment under Plan. The sale of equity interests in Reorganized Sterling Chemicals to the Investor pursuant to the Committed Preferred Shares Investment and the Committed Common Shares Investment in accordance with the Plan and the Investment Agreement is approved.

                8. Approval of Sale of Pulp Chemicals Business. The sale of the Debtors' pulp chemicals business to Superior Propane Inc. is approved pursuant to the Ancillary Sale Order, the terms and provisions of which are incorporated herein by reference. The effectiveness of this Confirmation Order is conditioned on the effectiveness of the Ancillary Sale Order.

                9. Approval of Transfer of Acrylic Fibers Business. The transfer of the Debtors' acrylic fibers business to the management buyout group pursuant to the Fibers Buyout Agreement is approved. The Debtors are authorized to execute and deliver the Fibers Buyout Agreement and any other documents necessary to effect the transfer in accordance with the Plan and the Fibers Buyout Agreement.

                10. Approval of Exit Financing under Plan. The Exit Financing Commitment is approved and the Debtors are authorized to execute and deliver the New Credit Agreement with terms and provisions substantially consistent therewith and any other documents necessary to effect the financing in accordance with the Plan and the New Credit Agreement.

                11. Transfers of Property. On the Effective Date, the transfers of property to be made by the Debtors under the Plan, including the transfers contemplated by Section 4.1, 4.2, 4.3, 6.6, 6.7 and 6.12 of the Plan,
(a) are or will be legal, valid, and effective transfers of property, (b) vest or will vest the transferees with good title to such property free and clear of all liens, charges, claims, encumbrances, or interests, except as expressly provided in the Plan or Confirmation Order, (c) do not and will not constitute avoidable transfers under the Bankruptcy Code or under applicable bankruptcy or nonbankruptcy law, (d) do not and will not subject the Reorganized Debtors to any liability by reason of such transfer under the Bankruptcy Code or under applicable nonbankruptcy law, including, without limitation, any laws affecting successor, transferee or stamp or recording tax liability and (e) are for good consideration and value.

                12. Plan Implementation Authorization. Pursuant to the Plan, each of the Debtors and the Reorganized Debtors are authorized to negotiate, execute, deliver, file or record such contracts, instruments, releases, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement and further evidence the terms and conditions of the Plan and any documents, notes or securities issued pursuant to the Plan, including without limitation the Plan Documents in form and substance acceptable to the Debtors, the Investor, the Creditors Committee Majority (or its advisors) and the Unofficial Secured Noteholders Committee Majority (or its advisors). The Debtors and the Reorganized Debtors and their respective directors, officers, members, agents and attorneys, are authorized and empowered to negotiate, issue, execute, deliver, file or record any agreement, document or security, including, without limitation, the documents referenced in the Plan and/or the Plan Documents in form and substance as aforesaid, as the same may be modified, amended and supplemented in a manner acceptable to the Debtors, the Investor, the Creditors Committee Majority (or its advisors) and the Unofficial Secured Noteholders Committee Majority (or its advisors), and to take any action necessary or appropriate to implement, effectuate and consummate the Plan in accordance with its terms, or take any or all corporate actions authorized to be taken pursuant to the Plan, including but not limited to any merger, release, amendment or restatement of any bylaws, certificates of incorporation or other organization documents of the Debtors, whether or not specifically referred to in the Plan or any exhibit thereto, without further order of the Court. Any or all such documents shall be accepted by each of the respective state filing offices and recorded in accordance with applicable state law and shall become effective in accordance with their terms and the provisions of state law.

                13. Governmental Approvals Not Required. This Confirmation Order shall constitute all approvals and consents required, if any, by the laws, rules or regulations of any State or any other governmental authority with respect to the implementation or consummation of the Plan and any documents, instruments or agreements, and any amendments or modifications thereto, and any other acts referred to in or contemplated by the Plan, the Disclosure Statement and any documents, instruments or agreements, and any amendments or modifications thereto.

                14.     Exemption from Certain Taxes. Pursuant to 11 U.S.C.
Section 1146(c), neither (a) the issuance, transfer or exchange of notes or equity securities under the Plan, (b) the creation of any mortgage, deed of trust, lien, pledge or other security interest, (c) the making or assignment of any contract, lease or sublease, nor (d) the making or delivery of any deed or other instrument of transfer under, in furtherance of, or in connection with, the Plan, including, without limitation, any documents relating to the Purchase Agreement or the Fibers Buyout Agreement, any merger agreements, any agreements of consolidation, restructuring, disposition, liquidation, or dissolution, any deeds, any bills of sale, or any transfers of tangible or intangible property, shall be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, stamp act, real estate transfer tax, sales or use tax, mortgage recording tax, or other similar tax or governmental assessment. State and local governmental officials or agents are hereby directed to forego the collection of any such tax or governmental assessment and to accept for filing and recordation any of the foregoing instruments or other documents without the payment of any such tax or governmental assessment.

                15. Exemption from Securities Laws. The exemption from the requirements of Section 5 of the Securities Act of 1933, and any state or local law requiring registration for the offer, sale, issuance, exchange or transfer of a security provided for in the Plan in exchange for claims against or equity interests in the Debtors, or registration or licensing of an issuer of, underwriter of, or broker dealer in, such security is authorized by 11 U.S.C.
Section 1145. The offer and sale of New SCI Notes, the New UC Notes, the New SCI Common Shares, the New SCI Warrants and the Rights (each as defined in the Plan), including New SCI Common Shares issued upon exercise of the Rights and/or the New SCI Warrants, is exempt from registration under 11 U.S.C. Section 1145 and are freely tradable by the holders thereof except to the extent a holder is an "underwriter" as defined in 11 U.S.C. Section 1145(b). The offer and sale of the New SCI Preferred Shares to the Investor is exempt from the requirements of
Section 5 of the Securities Act of 1933 (and any state or local law requiring registration) pursuant to Section 4(2) thereof.

                16. Applicable Non-Bankruptcy Law. Pursuant to 11 U.S.C. Sections 1123(a) and 1142(a), the provisions of this Confirmation Order, the Plan or any amendments or modifications thereto shall apply and be enforceable notwithstanding any otherwise applicable nonbankruptcy law.

                17. Appointment of Directors. The following nine persons are appointed to the Board of Directors of Reorganized Sterling Chemicals, to serve from and after the Effective Date as provided in the Plan, as modified by the First Modification, and in accordance with the

Certificate of Incorporation and Bylaws of Reorganized Sterling Chemicals: James
B. Rubin, Robert T. Symington, Byron J. Haney, Marc S. Kirschner, Keith R. Whittaker, Ronald A. Rittenmeyer, John W. Gildea, David G. Elkins and Richard K. Crump. Ronald W. Rittenmeyer shall serve for two successive one-year terms. In the event of the death or resignation of Mr. Rittenmeyer, or in the event that Mr. Rittenmeyer shall be removed as a director by the Creditors Committee for any reason or by the remaining directors of Reorganized Sterling Chemicals for cause, he shall be replaced and such vacancy filled by Thomas P. Krasner, who has been designated for such purpose under and in accordance with the Plan, and for such purpose Thomas P. Krasner is hereby appointed as a director for Reorganized Sterling Chemicals for the remaining portion of Mr. Rittenmeyer's terms.

                18. Approval of Assumption or Rejection of Contracts and Leases. Unless otherwise provided in an order of or in proceedings before the Court specifically dealing with (a) an executory contract or unexpired lease that is subject to assumption pursuant to Section 7.1(a), 7.5, 7.6(a) or 7.6(c) of the Plan, the assumption of such contract or lease is hereby approved as proposed in such Section 7.1(a), 7.5, 7.6(a) or 7.6(c); or (b) an executory contract that is subject to rejection pursuant to Section 7.6(b) or 7.6(d) of the Plan, the rejection of such contract is hereby approved.

                19. Reversal. If any or all of the provisions of this Confirmation Order are hereafter reversed, modified or vacated by subsequent order of the Court or any other court, such reversal, modification or vacatur shall not affect the validity of the acts or obligations incurred or undertaken under or in connection with the Plan prior to the Debtors' receipt of written notice of any such order. Notwithstanding any such reversal, modification or vacatur of this Confirmation Order, any such act or obligation incurred or undertaken pursuant to, and in reliance on, this Confirmation Order prior to the effective date of such reversal, modification or vacatur shall be governed in all respects by the provisions of this Confirmation Order and the Plan or any amendments or modifications thereto.

                20.     Authorization to Consummate Plan. Notwithstanding Fed.
R. Bankr. P. 3020(e), the Confirmation Order shall take effect immediately upon its entry and the Debtors are authorized to consummate the Plan immediately after entry of this Confirmation Order in accordance with the terms of the Plan.



Dated: November 20, 2002
       Houston, Texas



                                            BY THE COURT:


                                             /s/ William R. Greendyke
                                            ------------------------------------
                                            William R. Greendyke
                                            United States Bankruptcy Court Judge






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